January 10, 2025

Shawn Muneio
Chief Executive Officer
Bequest Bonds I, Inc.
2 N Tamiami Trail, Suite 101
Sarasota, FL 34236

        Re: Bequest Bonds I, Inc.
            Offering Statement on Form 1-A
            Post-Qualification Amendment No. 2
            Filed January 8, 2025
            File No. 024-12498
Dear Shawn Muneio:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment to Form 1-A filed January 8, 2025
Cover Page

1. We note your amended disclosure in response to prior comment 1. Please allocate the volume of securities that you are offering for each of the Class A, B, C and D bonds.
General

2. We reissue prior comment 4. If any sales have been made under your offering since its initial qualification, please update your disclosure in Parts I and Part II of your Form
       1-A or advise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 January 10, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Brian T. Gallagher, Esq.